UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File No.: 0-17072

(Check One:)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Windswept Environmental Group, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and number):	895 Waverly Avenue
City, state, and zip code	Holtsville, New York 11742

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant will be delayed in the filing of its Form 10-K as the Registrant has recently had changes in its internal accounting personnel and is still in the process of compiling the necessary information for presentation in the Form 10-K.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Arthur J. Wasserspring  (631) 289-5500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to record an increase in revenues and a decrease in net profit for the fiscal year ended June 30, 2008, compared to the fiscal year ended June 30, 2007. The increase in revenues is primarily attributable to the sales of two new wholly-owned subsidiaries, while the decrease in net profit is primarily a result of the extinguishment of embedded derivative liabilities in 2007, which resulted in a one-time gain upon extinguishment. A reasonable estimate of our results of operations cannot be made at this time.

WINDSWEPT ENVIRONMENTAL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2008	By:	/s/ Arthur J. Wasserspring
Arthur J. Wasserspring
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
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Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)
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